UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 11 January, 2016

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 11 January, 2016

NG Group amends accounting approach for NN Group anchor investment transaction

•	Change refers only to accounting for pre-IPO anchor investments in NN Group
•	EUR 1 billion write-off now recognized at 2015 deconsolidation instead of at 2014 IPO
•	Amendment has no impact on ongoing operating results, capital or dividend plans

ING Group announced today that it will change its accounting approach with regards to the anchor investment transaction related to the divestment of NN Group made in 2014. This change will be reflected in ING Group's 2015 Full Year reporting and comparative figures. The amendment has no impact on ING Bank, ING's Bank's Underlying net result or on ING's ongoing operating results, capital or dividend plans.

Today's announcement follows a recommendation by the Netherlands Authority for the Financial Markets (AFM) regarding the accounting approach for the anchor investment transaction. In accounting for the anchor investment transaction, ING Group recognized a provision through shareholders' equity for a foreseeable loss at the time of the NN Group IPO in July 2014. The AFM has informed us that this accounting approach is not in accordance with IFRS. In consultation with EY, ING Group has decided to amend the accounting and will now recognize the write-off in the profit & loss account at the time of deconsolidation, in May 2015.

Background information

In April 2014, during the divestment process of NN Group, ING secured investments from three anchor investors into NN Group, ahead of its intended IPO by issuing subordinated notes. At the time of the NN Group IPO in July 2014, these notes became mandatorily exchangeable for NN Group shares. The difference between the market value of these NN Group shares and the book value was recognised through a provision as a direct reduction of ING Group's shareholders' equity of approximately EUR 1.0 billion.

In May 2015 ING reduced its stake in NN Group to 42.4% and deconsolidated NN Group. As previously disclosed, at the point of deconsolidation, the difference between the market value and the book value (net of revaluation reserves) of the entire remaining stake in NN Group was written off through the profit & loss account. For the anchor investment transaction, this difference had already been taken as a provision in 2014 directly in shareholders' equity. Therefore  the provision for the second and third tranche of the anchor investment was utilised, reducing by EUR 1.0 billion the total charge to ING's 2015 second quarter profit & loss account.

Following recent discussions with the AFM, ING has determined that the foregoing accounting approach should be amended. The accounting for the impact of the anchor investment transaction and disclosure of the further quantitative impact of the divestment of NN Group in ING Group's 2014 financial report is not in accordance with accounting standards IFRS 10.23, IFRS 10.B96 and IAS 1.17(c), nor can the accounting of the anchor investment transaction be based on IAS 8.10 and IAS 8.11. IFRS 10.23 and IFRS 10.B96 do not allow for changes directly booked in shareholders' equity without an actual change in ownership. Based on IAS 8 ("Accounting Policies, Changes in Accounting Estimates and Errors") ING will make a revision in the ING Group 2015 Full Year results and will adjust comparative figures. The estimated impact for prior periods is set forth in the table below:

ING Group accounts
In EUR million	3Q2014	4Q2014	1Q2015	2Q2015	3Q2015
Reported Equity	47,166	50,424	53,503	46,767	46,022
Anchor provision adjustment in equity*	916	920	1,155	1,001
Anchor provision adjustment through P&L				-1,001
Adjusted Equity	48,082	51,344	54,658	46,767	46,022
Reported Net Result ING Group	928	1,176	1,769	1,359	1,064
Anchor provision adjustment	-	-	-	-1,001	-
Adjusted Net Result ING Group	928	1,176	1,769	358	1.064

* Differences in the anchor provision are mainly caused by changes in the share price of NN

ING Bank accounts
In EUR million	3Q2014	4Q2014	1Q2015	2Q2015	3Q2015
Underlying net result Banking	1,123	548	1,187	1,118	1,092
No adjustments
Net result Banking	1,006	530	1,173	1,471	1,078
No adjustments

The amendment has no consequences for the accounting approach of other transactions which were part of ING's divestment programme. The amendment will be reflected in ING Group's 2015 Full Year reporting and comparative figures which are scheduled to be published on 4 February 2016. Given the aforementioned amendment, ING will evaluate the process and the impact on internal controls over its financial reporting.

Note for editors

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B-roll) of ING is available via videobankonline.com, or can be requested by emailing info@videobankonline.com. ING presentations are available at SlideShare.

Press enquiries	Investor enquiries
Raymond Vermeulen	ING Group Investor Relations
+31 20 576 6369	+31 20 576 6396
Raymond.Vermeulen@ing.com	Investor.Relations@ing.com

ING Profile

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank and holding a significant stake in the listed insurer NN Group NV. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's more than 52,000 employees offer retail and commercial banking services to customers in over 40 countries.

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA, ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's corporate strategy, which is evidenced by ING Group shares being included in the FTSE4Good index  and in the Dow Jones Sustainability Index (Europe and World).  where ING is among the leaders in the Banks industry group.

Important legal information

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) ING's implementation of the restructuring plan as agreed with the European Commission, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) changes affecting interest rate levels, (7) changes affecting currency exchange rates, (8) changes in investor and customer behaviour, (9) changes in general competitive factors, (10) changes in laws and regulations, (11) changes in the policies of governments and/or regulatory authorities, (12) conclusions with regard to purchase accounting assumptions and methodologies, (13) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (14) changes in credit ratings, (15) ING's ability to achieve projected operational synergies and (16) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction. The securities of NN Group have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

PDF version of press release: http://hugin.info/130668/R/1977807/724204.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 11 January, 2016